BRIGHTHOUSE LIFE INSURANCE COMPANY of NY

285 Madison Avenue

New York, NY 10017

RETURN OF PREMIUM DEATH BENEFIT RIDER

As described below and subject to the terms and conditions of this Rider, we will pay the Return of Premium Death Benefit (“ROP Death Benefit”) upon the death of the Owner. There is no additional charge for this Rider.

This Rider forms a part of the Contract to which it is attached and is effective upon the Issue Date. In case of a conflict with any provision in the Contract, the provisions of this Rider will control.

ROP DEATH BENEFIT

The ROP Death Benefit equals the greater of the Account Value and the Purchase Payment reduced proportionately by the percentage reduction in Account Value for each partial withdrawal.

If the Owner is a natural person and the Owner is changed to someone other than a spouse, the ROP Death Benefit equals the greater of the Account Value and the Account Value as of the effective date of the change of Owner reduced proportionately by the percentage reduction in Account Value for each partial withdrawal made after the effective date of the change.

DEATH BENEFIT PROVISIONS

The Death Benefit Amount During the Accumulation period is replaced by the following:

Death Benefit Amount During the Accumulation Period

While this Rider is in effect, the Death Benefit Amount is equal to the greater of the Account Value and the Purchase Payment reduced proportionately by the percentage reduction in Account Value for each partial withdrawal. The Death Benefit Amount is determined as of the end of the Business Day on which we have received Notice of both due proof of death and the first acceptable election for the payment method. The Death Benefit Amount will remain in the Allocation Options until distribution begins. From the time the Death Benefit Amount is determined until complete distribution is made, any Death Benefit Amount(s) allocated to a Shield Option may increase or decrease, and this risk is borne by the Beneficiary(ies). The Death Benefit Amount cannot be withdrawn as a lump sum.

The following is added to the Death Benefit Options During the Accumulation Period:

If the Beneficiary chooses to continue the Contract, any excess of the Death Benefit Amount over the Account Value will be allocated to the Fixed Account, if available. If the Fixed Account is not available, any excess Death Benefit Amount over the Account Value will be allocated into the Holding Account, unless otherwise instructed by the Beneficiary.

TERMINATION OF RIDER

This Rider will terminate:

a)	Upon termination of the Contract; or
b)	When the entire Account Value is applied to an Annuity Option; or
c)	When the Account Value is reduced to zero.

Signed by the Company.

Secretary

5-4-ROP-2-NY (07/24)